Exhibit 99.1

Caesarstone Reports Third Quarter 2023 Financial Results

- Revenues of $142.4 Million -

- Generated Strong Cash Flow from Operations of $28.2 Million During the Quarter and $53.3 Million Year-to-Date -

- Produces Strong Sequential Gross Margin Improvement to 19.1% -

- Remains Focused on Global Strategic Restructuring Actions to Reignite Long-term Growth and Profitability -

- Reiterates Full Year Outlook and Expects Positive Cash Flow from Operations in the Fourth Quarter -

MP MENASHE, Israel – November 8, 2023 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its third quarter ended September 30, 2023.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “We are pleased with the strong cash flow generated from operations. We are making significant progress with the implementation of our global restructuring actions and are executing against our plan to improve our cost structure and optimize our production footprint. I am confident we are taking the right steps to improve our business performance and drive value to our shareholders, partners and customers. Moving into 2024 and beyond, we remain focused on optimizing our business to operate more efficiently, investing in our brand, and introducing innovative products as we create a new foundation to support long-term profitable growth.”

Mr. Shiran continued, “We are deeply disturbed by the horrible acts of vicious violence and terror that were inflicted by Hamas’ terrorists on October 7th. We are confident that Israel will not only prevail but will also exercise justice towards all who were involved in committing these heinous crimes. We at Caesarstone remain committed to supporting the people of Israel and the rehabilitation of our effected townships. We are operating our business as usual during these challenging times. While this situation has disrupted the market place in Israel, which accounts for approximately 5% of our revenues, we have taken the steps necessary to ensure business continuity and have not experienced any material impact to our strategy, global operations or Israeli production operations. We are monitoring the situation closely and see no major impediments to continue serving our customers globally.”

Nahum Trost, Caesarstone’s Chief Financial Officer added, “We have now generated more than $53 million in cash flow from operations year-to-date to support our business transformation even as we navigate complex market dynamics across our global footprint. As promised, we produced a higher sequential gross margin. In addition, we generated positive adjusted EBITDA during the quarter and currently expect to generate similar Adjusted EBITDA in the fourth quarter despite the near-term reduction in Israel revenues due to the war on terror.”

Third Quarter 2023 Results

Revenue in the third quarter of 2023 was $142.4 million, compared to $180.7 million in the prior year quarter. On a constant currency basis, third quarter revenue was down 20.3% year-over-year mainly due to lower volume. Volumes were primarily impacted by global economic headwinds, particularly in renovation and remodeling channels, across the Company’s main regions and the competitive landscape, resulting in lower demand.

Gross margin in the third quarter of 2023 was 19.1% compared to 23.0% in the prior year quarter. Adjusted gross margin in the third quarter was 19.8% compared to 23.1% in the prior year quarter. The decrease in gross margin resulted from lower revenues, increased manufacturing unit costs due to lower fixed cost absorption mainly related to lower capacity utilization. This was partially offset by lower shipping costs and the benefits of an improved production footprint.

Operating expenses in the third quarter of 2023 were $29.2 million, or 20.5% of revenue, compared to $38.5 million, or 21.3% of revenue in the prior year quarter. The higher percentage is primarily attributable to lower revenues. Excluding legal settlements and loss contingencies and restructuring expenses, operating expenses were 23.7% of revenue, compared to 20.9% in the prior year quarter.

Operating loss in the third quarter of 2023 was $2.0 million compared to operating income of $3.2 million in the prior year quarter. The decrease mainly reflects lower gross margin.

Adjusted EBITDA in the third quarter of 2023, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies and for other items, was $1.9 million, compared to adjusted EBITDA of $13.4 million in the prior year quarter. The year-over-year decrease primarily reflects the operating loss.

Finance income in the third quarter of 2023 was $1.3 million compared to finance expenses of $4.3 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations on assets and liabilities denominated mainly in new Israeli Shekel that devaluated against the US Dollar, along with higher interest earned on our cash balances.

Net loss attributable to controlling interest for the third quarter of 2023 was $0.9 million compared to net loss of $0.5 million in the prior year quarter. Net loss per share for the third quarter was $0.03 compared to diluted net loss per share of $0.02 in the prior year quarter. Adjusted diluted net loss per share for the third quarter was $0.20 on 34.6 million shares, compared to adjusted diluted net income per share of $0.01 in the prior year quarter on a similar share count.

Balance Sheet & Liquidity

During the third quarter, the Company generated positive cash flow from operations of $28.2 million mainly driven by inventory reductions, compared to operating cash flow of $3.5 million in the third quarter of 2022. As of September 30, 2023, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits and short-term marketable securities of $79.1 million and total debt to financial institutions of $6.9 million. The Company’s net cash position as of September 30, 2023, was $72.2 million compared to $28.2 million as of December 31, 2022.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors. No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company will not pay a dividend for the third quarter of 2023, based on its reported net loss attributable to controlling interest for the period.

Outlook

Based on the actions and initiatives underway, the strong cash flow from operations produced year-to-date, and the expectation to generate additional cash flow from operations in the fourth quarter of 2023, the Company reiterates its full year outlook to generate positive cash flow from operations and to end the year with an improved net cash position. The outlook for the remaining quarter is based on working capital improvements and cost optimization efforts, along with an expectation for similar adjusted EBITDA in the fourth quarter compared to the third quarter of 2023 despite the near-term reduction in Israel revenues due to the war on terror.

Webcast and Conference Call Details

The Company will host a webcast and conference call today, November 8, 2023, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-844-825-9789 and 1-412-317-5180, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone Third Quarter 2023 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10183220. The replay will be available beginning at 12:30 p.m. ET on Wednesday, November 8, 2023 and will last through 11:59 p.m. ET on Wednesday, November 15, 2023.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, Twitter, YouTube, Pinterest, and Instagram

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including the potential duration and impact of the current war in Israel on our business and operations located in Israel as well as the effects on our global operations, estimations relating to the restructuring plan, the closure of the Sdot Yam Facility, the estimated closure costs and the estimated potential savings relating to the facility closure, the ability to sublease all or part of the facility covered by the long-term non-cancellable lease agreement, the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the implementation of the proposed restructuring plan, the closure of the Sdot Yam Facility, the estimated closure costs and ability to realize potential savings relating to the closure, the ability to sublease all or part of the facility covered by the long-term non-cancellable lease agreement, the impact of the COVID-19 pandemic on end-consumers, the effects of global economy and geo-politics on the Company’s business and operations; managing constraints in the global supply chain, raw material shortages, increased prices and effects of challenges in global shipping and transportation; Company’s ability to pass all or some of these increases to its customers;  the strength of the home renovation and construction sectors; intense competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to raise funds to finance our current and future capital needs; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with our operations and products; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; the success of our expansion efforts in the United States; the extent of the Company’s ability to meet its ESG goals and targets, management of GHG and other emissions; the impacts of conditions in Israel, such as negative economic, labor or geopolitical events; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2023, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Further, the estimates of the charges and expenditures that the Company expects to incur in connection with the restructuring plan and facility closure and the timing thereof, are subject to a number of assumptions, and actual amounts may differ materially from estimates. In addition, the Company may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur, including in connection with the implementation of the restructuring plan and facility closure.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries
 Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$78,086	$52,081
Short-term available for sale marketable securities	1,009	7,077
Trade receivables, net	74,683	77,898
Other accounts receivable and prepaid expenses	25,238	32,570
Inventories	146,224	238,232

Total current assets	325,240	407,858

LONG-TERM ASSETS:

Severance pay fund	2,791	3,410
Deferred tax assets, net	12,093	16,251
Long-term deposits and prepaid expenses	4,823	3,255
Operating lease right-of-use assets	124,005	144,098
Property, plant and equipment, net	155,254	169,292
Intangible assets, net	6,790	8,817

Total long-term assets	305,756	345,123

Total assets	$630,996	$752,981

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$3,755	$26,135
Trade payables	42,984	62,194
Related parties and other loans	211	283
Short term legal settlements and loss contingencies	16,034	17,595
Accrued expenses and other liabilities	58,500	58,777

Total current liabilities	121,484	164,984

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	3,144	4,823
Legal settlements and loss contingencies long-term and other liabilities	13,512	19,572
Deferred tax liabilities, net	3,050	4,288
Long-term lease liabilities	115,008	124,353
Accrued severance pay	3,837	4,750
Long-term warranty provision	1,220	1,262

Total long-term liabilities	139,771	159,048

REDEEMABLE NON-CONTROLLING INTEREST	8,066	7,903

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	163,987	163,431
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(11,958)	(9,578)
Retained earnings	254,292	311,839

Total equity	361,675	421,046

Total liabilities and equity	$630,996	$752,981

Caesarstone Ltd. and its subsidiaries
  Condensed consolidated statements of income (loss)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$142,394	$180,727	$436,706	$531,437
Cost of revenues	115,205	139,110	368,047	399,123

Gross profit	27,189	41,617	68,659	132,314

Operating expenses:
Research and development	1,242	853	3,837	2,947
Sales and Marketing	20,398	23,821	62,458	72,080
General and administrative	12,144	13,187	39,322	39,735
Restructuring and Impairment expenses (income) related to long lived assets (**)	(3,349)	-	20,224	-
Legal settlements and loss contingencies, net	(1,259)	601	(2,346)	1,059

Total operating expenses	29,176	38,462	123,495	115,821

Operating income (loss)	(1,987)	3,155	(54,836)	16,493
Finance expenses (income), net	(1,292)	4,307	(4,816)	(3,486)

Income (loss) before taxes	(695)	(1,152)	(50,020)	19,979
Tax expenses (income), net	83	(788)	7,332	2,457

Net income (loss)	$(778)	$(364)	$(57,352)	$17,522

Net loss (income) attributable to non-controlling interest	(109)	(99)	217	(610)

Net income (loss) attributable to controlling interest	$(887)	$(463)	$(57,135)	$16,912
Basic net income (loss) per ordinary share (*)	$(0.03)	$(0.02)	$(1.67)	$0.49
Diluted net income (loss) per ordinary share (*)	$(0.03)	$(0.02)	$(1.67)	$0.48
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,522,015	34,493,599	34,515,291	34,485,587
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,522,015	34,493,599	34,515,291	34,543,319

(*) The numerator for the calculation of net income (loss) per share for the three and nine months ended September 30, 2023 and 2022, has been decreased by approximately $0.1 and $0.4 million, and $0.1 and $0.2 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

(**) Restructuring expenses in accordance with ASC420, and Right Of Use (ROU) asset impairment related to Sdot Yam plant closure.
Q3'23 net credit includes ROU and Fixed assets alignments to proper imapirment calculations.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net income (loss)	$(57,352)	$17,522
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	22,711	27,223
Share-based compensation expense	556	1,243
Accrued severance pay, net	(290)	(84)
Changes in deferred tax, net	2,878	(4,001)
Capital (gain) loss	83	65
Legal settlemnets and loss contingencies, net	(2,346)	1,060
Decrease (increase) in trade receivables	2,725	(10,810)
Decrease in other accounts receivable and prepaid expenses	8,359	1,377
Decrease (increase) in inventories	91,329	(50,098)
Increase (decrease) in trade payables	(25,775)	3,305
Decrease in warranty provision	(72)	(128)
Changes in right of use assets	(1,206)	10,533
Changes in lease liabilities	(8,134)	(19,663)
Contingent consideration related to acquisitions	240	57
Amortization of premium and accretion of discount on marketable securities, net	63	193
Changes in Accrued interest related to Marketable Securities	25	44
Decrease in accrued expenses and other liabilities including related parties	(682)	(2,130)
Restructuring expenses and Impairment related to long lived assets	20,224	-
Net cash provided by (used in) operating activities	53,336	(24,292)

Cash flows from investing activities:

Net cash paid for acquisitions	(511)	(2,245)
Purchase of property, plant and equipment	(8,718)	(12,771)
Proceeds from sale of property, plant and equipment	16	9
Maturity of marketable securities	6,103	11,901
Decreae (increase) in long term deposits	(108)	341

Net used in investing activities	(3,218)	(2,765)

Cash flows from financing activities:

Dividend paid	-	(8,625)
Changes in short-term bank credits and long-term loans, including related parties	(24,063)	21,947
Repayment of a financing leaseback related to Bar-Lev transaction	-	(859)

Net cash provided by (used in) financing activities	(24,063)	12,463

Effect of exchange rate differences on cash and cash equivalents	(50)	(1,161)

Increase (decrease) in cash and cash equivalents and short-term bank deposits	26,005	(15,755)
Cash and cash equivalents and short-term bank deposits at beginning of the period	52,081	74,315

Cash and cash equivalents and short-term bank deposits at end of the period	$78,086	$58,560

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(104)	(441)

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$27,189	$41,617	$68,659	$132,314
Share-based compensation expense (a)	16	79	153	228
Amortization of assets related to acquisitions	71	80	215	234
Residual operating expenses related to Sdot-Yam after closing	1,011	-	2,795	-
Other non recuring items	(152)	-	(152)	-
Adjusted Gross profit (Non-GAAP)	$28,135	$41,775	$71,670	$132,776

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(778)	$(364)	$(57,352)	$17,522
Finance expenses (income), net	(1,292)	4,307	(4,816)	(3,486)
Taxes on income	83	(788)	7,332	2,457
Depreciation and amortization	7,472	9,200	22,711	27,223
Legal settlements and loss contingencies, net (a)	(1,259)	602	(2,346)	1,060
Contingent consideration adjustment related to acquisition	75	57	240	57.00
Acquisition and integration related expenses	-	-	-	80
Share-based compensation expense (b)	61	375	556	1,243
Restructuring expenses and Impairment related to long lived assets (c)	(3,349)	-	20,224	-
Residual operating expenses related to Sdot-Yam after closing (c)	1,011	-	2,795	-
Other non recuring items	(152)		(152)	-
Adjusted EBITDA (Non-GAAP)	$1,872	$13,389	$(10,808)	$46,156

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Expenses related to restructuring. Q3'23 net credit includes ROU and Fixed assets alignments to proper imapirment calculations.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income (loss) attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(887)	$(463)	$(57,135)	$16,912
Legal settlements and loss contingencies, net (a)	(1,259)	602	(2,346)	1,060
Contingent consideration adjustment related to acquisition	75	57	240	57
Amortization of assets related to acquisitions, net of tax	582	548	1,608	1,548
Share-based compensation expense (b)	61	375	556	1,243
Acquisition and integration related expenses	-	-	-	80
Non cash revaluation of lease liabilities (c)	(2,092)	(796)	(5,094)	(10,203)
Restructuring expenses and Impairment related to long lived assets (d)	(3,349)	-	20,224	-
Residual operating expenses related to Sdot-Yam after closing (d)	1,011	-	2,795	-
Other non recuring items	(152)	-	(152)	-
Total adjustments	(5,123)	786	17,831	(6,215)
Less tax on non-tax adjustments (e)	760	311	(2,614)	(764)
Total adjustments after tax	(5,883)	476	20,445	(5,451)

Adjusted net income (loss) attributable to controlling interest (Non-GAAP)	$(6,770)	$13	$(36,690)	$11,461
Adjusted earning (loss) per share (f)	$(0.20)	$0.01	$(1.06)	$0.33

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Expenses related to restructuring. Q3'23 net credit includes ROU and Fixed assets alignments to proper imapirment calculations.
(e)	Tax adjustments for the three and nine months ended September 30, 2023 and 2022, based on the effective tax rates.
(f)
In calculating adjusted (Non-GAAP) earning (loss) per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$65,883	$87,623	$211,364	$265,899	(24.8)%	(24.8)%	(20.5)%	(20.5)%
Canada	18,956	23,607	57,712	72,704	(19.7)%	(17.5)%	(20.6)%	(16.8)%
Latin America	1,650	1,470	2,468	3,517	12.2%	12.2%	(29.8)%	(29.8%
America's	86,489	112,700	271,544	342,120	(23.3)%	(22.8)%	(20.6)%	(19.8)%

Australia	27,326	31,204	79,539	86,938	(12.4)%	(8.4)%	(8.5)%	(3.4)%
Asia	6,747	8,834	20,069	26,716	(23.6)%	(23.5)%	(24.9)%	(25.8)%
APAC	34,073	40,038	99,608	113,654	(14.9)%	(11.7)%	(12.4)%	(8.6)%

EMEA	15,185	17,004	45,395	48,054	(10.7)%	(16.5)%	(5.5)%	(6.4)%

Israel	6,650	10,985	20,162	27,609	(39.5)%	(32.3)%	(27.0)%	(19.2)%

Total Revenues	$142,397	$180,727	$436,709	$531,437	(21.2)%	(20.3)%	(17.8)%	(16.2)%